UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on May 18, 2020: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2020.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 19, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2020

Maroussi, Athens, Greece – May 18, 2020– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2020.

First Quarter 2020 Highlights:

•

Total net revenues of $5.1 million; net loss of $2.3 million; net loss attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $2.6 million or $1.17 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $2.1 million or $0.91 per share basic and diluted.

•

Adjusted EBITDA1 was $0.6 million.

•

An average of 7.0 vessels were owned and operated during the first quarter of 2020 earning an average time charter equivalent rate of $7,885 per day.

•

The Company declared its fifth cash dividend of $0.4 million on its Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“Year 2020 to-date has been marked by the dramatic effects on the global economy and seaborne trade of the COVID-19 pandemic.  Drybulk seaborne trade, in particular, declined dramatically causing charter rates for Panamax vessels to drop to levels of about 50% lower compared to fourth quarter of 2019, a period that already had shown signs of a weakening market. By mid-May 2020, countries have only timidly started reopening their economies and, as a result, we anticipate that we will continue experiencing low charter rates and low demand well into the next few months.”

“A positive effect of the depressed market and the prevailing uncertainty is the extremely low level of newbuilding orders placed. This development, in combination with the already low orderbook and delays in completing existing newbuilding contracts set the stage for a quick recovery of rates when, of course, drybulk seaborne trade recovers. We try to position ourselves to benefit from such a development and we continuously evaluate opportunities for investment in vessels or pursue combination with other fleets, especially, focusing on using our status as a public company to provide a consolidation platform.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2020 were lower by 12.5% as compared to the first quarter of 2019. This was the result of lower average charter rates by 16.8% earned during the quarter as compared to the first quarter of 2019 and 36.6% lower when compared to the fourth quarter of 2019, the latter decline being partly moderated by our fixed rate charter contracts.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased by approximately 3.5% during the first quarter of 2020 compared to the same quarter of last year.”

“Adjusted EBITDA during the first quarter of 2020 was $0.6 million compared to $2.5 million achieved for the first quarter of last year. As of March 31, 2020, our outstanding debt (excluding the unamortized loan fees) was $54.9 million versus restricted and unrestricted cash of approximately $6.4 million.”

First Quarter 2020 Results:

For the first quarter of 2020, the Company reported total net revenues of $5.1 million representing a 12.5% decrease over total net revenues of $5.8 million during the first quarter of 2019, which was the result of the lower time charter rates our vessels earned during the first quarter of 2020. The Company reported net loss for the period of $2.3 million and net loss attributable to common shareholders of $2.6 million, as compared to net income and net income attributable to common shareholders of $0.9 million and $0.4 million, respectively, for the same period of 2019. Depreciation expenses for the first quarter of 2020 were $1.6 million remaining unchanged compared to the same period of 2019. Vessel operating expenses and management fees were $3.3 million for the first quarter of 2020 compared to $3.1 million in the same period of 2019 while general and administrative expenses remained unchanged at $0.6 million for the first quarter of 2020 as compared to the same period of last year.

Interest and other financing costs for the first quarter of 2020 amounted to $0.7 million compared to $1.0 million for the same period of 2019. Interest during the first quarter of 2020 was lower due to the lower average outstanding debt and the decreased Libor rates of our loans during the period as compared to the same period of last year. For the three months ended March 31, 2020, the Company recognized a $0.3 million loss on two interest rate swaps as compared to a gain on derivatives of $1.5 million, comprised of a $1.6 million gain on forward freight agreements and a $0.1 million loss on two interest rate swaps, for the same period of 2019.

On average, 7.0 vessels were owned and operated during the first quarter of 2020 earning an average time charter equivalent rate of $7,885 per day compared to 7.0 vessels in the same period of 2019 earning on average $9,472 per day.

Adjusted EBITDA for the first quarter of 2020 was $0.6 million compared to $2.5 million achieved during the first quarter of 2019.

Basic and diluted loss per share attributable to common shareholders for the first quarter of 2020 was $1.17 calculated on 2,267,375 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.18 for the first quarter of 2019, calculated on 2,244,803 basic and 2,252,427 diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized gain / loss on derivatives and loss on write-down of inventory, the adjusted loss attributable to common shareholders for the quarter ended March 31, 2020 would have been $0.91 per share basic and diluted, compared to an adjusted loss of $0.21 per share basic and diluted for the quarter ended March 31, 2019. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-21	Hire 106% of the Average Baltic Kamsarmax P5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Nov-20	Hire 101% of the Average Baltic P5TC(***) index with a floor of $11,000
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2019
EIRINI P	Panamax	76,466	2004	TC until Jul-20	Hire 100% of Average BPI(**) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Sep-20	Hire 100% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	TC until Jul-20	$ 6,875
PANTELIS	Panamax	74,020	2000	In drydock	--
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Kamsarmax Baltic P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	Three months, ended March 31, 2019	Three months, ended March 31, 2020
FLEET DATA
Average number of vessels (1)	7.0	7.0
Calendar days for fleet (2)	630.0	637.0
Scheduled off-hire days incl. laid-up (3)	0.0	9.9
Available days for fleet (4) = (2) - (3)	630.0	627.1
Commercial off-hire days (5)	0.0	0.0
Operational off-hire days (6)	2.0	0.0
Voyage days for fleet (7) = (4) - (5) - (6)	628.0	627.1
Fleet utilization (8) = (7) / (4)	99.7%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,472	7,885
Vessel operating expenses excl. drydocking expenses (12)	4,928	5,130
General and administrative expenses (13)	921	925
Total vessel operating expenses (14)	5,849	6,055
Drydocking expenses (15)	69	342

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, May 19, 2020 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until Monday, May 25, 2020. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 00 9785 and the access code required for the replay is: 6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the first Quarter 2020 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020

Revenues
Time charter revenue	6,101,851	5,345,554
Commissions	(315,774)	(280,046)
Net revenues	5,786,077	5,065,508

Operating expenses
Voyage expenses	153,625	400,637
Vessel operating expenses	2,610,432	2,778,543
Drydocking expenses	43,196	217,675
Vessel depreciation	1,607,278	1,626,258
Related party management fees	494,004	489,566
General and administrative expenses	580,141	589,534
Loss on write-down of inventory	-	255,200
Total Operating expenses	(5,488,676)	(6,357,413)

Operating income / (loss)	297,401	(1,291,905)

Other income / (expenses)
Interest and other financing costs	(952,820)	(664,427)
Gain / (loss) on derivatives, net	1,517,757	(340,976)
Foreign exchange (loss) / gain	(1,584)	669
Interest income	7,558	3,544
Other income / (expenses), net	570,911	(1,001,190)
Net income / (loss)	868,312	(2,293,095)
Dividend Series B Preferred shares	(471,114)	(354,826)
Net income / (loss) attributable to common shareholders	397,198	(2,647,921)
Earnings / (loss) per share, basic	0.18	(1.17)
Weighted average number of shares, basic	2,244,803	2,267,375
Earnings / (loss) per share, diluted	0.18	(1.17)
Weighted average number of shares, diluted	2,252,427	2,267,375

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2019	March 31, 2020

ASSETS
Current Assets:
Cash and cash equivalents	5,396,406	3,284,024
Trade accounts receivable, net	1,843,008	1,198,024
Other receivables	459,785	547,368
Inventories	508,711	698,034
Restricted cash	1,083,036	402,811
Prepaid expenses	286,711	207,583
Total current assets	9,577,657	6,337,844

Fixed assets:
Vessels, net	105,461,265	103,857,159
Long-term assets:
Restricted cash	2,650,000	2,700,000
Total assets	117,688,922	112,895,003

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	6,806,294	6,731,294
Trade accounts payable	1,046,561	1,108,270
Accrued expenses	964,423	1,079,817
Accrued preferred dividends	358,726	354,827
Deferred revenue	445,824	272,597
Due to related companies	1,547,210	976,908
Total current liabilities	11,169,038	10,523,713

Long-term liabilities:
Long term bank loans, net of current portion	49,688,840	47,797,016
Derivatives	304,174	633,220
Total long-term liabilities	49,993,014	48,430,236
Total liabilities	61,162,052	58,953,949

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 15,387 shares issued and outstanding, respectively)	14,721,665	14,721,665

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 issued and outstanding, respectively)	23,046	23,046
Additional paid-in capital	52,802,574	52,864,680
Accumulated deficit	(11,020,415)	(13,668,337)
Total shareholders' equity	41,805,205	39,219,389
Total liabilities, mezzanine equity and shareholders' equity	117,688,922	112,895,003

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020

Cash flows from operating activities:
Net income / (loss)	868,312	(2,293,095)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Vessel depreciation	1,607,278	1,626,258
Amortization and write off of deferred charges	40,951	35,176
Share-based compensation	45,144	62,106
Loss on write-down of inventory	-	255,200
Unrealized (gain) / loss on derivatives	(877,716)	329,047
Changes in operating assets and liabilities	5,224,109	(206,623)
Net cash provided by / (used in) operating activities	6,908,078	(191,931)

Cash flows from investing activities:
Cash paid for vessel improvements	(40,967)	(189,950)
Net cash used in investing activities	(40,967)	(189,950)

Cash flows from financing activities:
Preferred dividends paid	-	(358,726)
Repayment of long-term debt	(2,207,000)	(2,002,000)
Net cash used in financing activities	(2,207,000)	(2,360,726)

Net increase / (decrease) in cash, cash equivalents and restricted cash	4,660,111	(2,742,607)
Cash, cash equivalents and restricted cash at beginning of period	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of period	12,415,038	6,386,835

Cash breakdown

Cash and cash equivalents	9,376,445	3,284,024
Restricted cash, current	438,593	402,811
Restricted cash, long term	2,600,000	2,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	12,415,038	6,386,835

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Net income / (loss)	868,312	(2,293,095)
Interest and other financing costs, net (incl. interest income)	945,262	660,883
Vessel depreciation	1,607,278	1,626,258
Unrealized gain on Forward Freight Agreement derivatives	(992,288)	-
Loss on interest rate swap derivatives	109,414	340,976
Loss on write-down of inventory	-	255,200
Adjusted EBITDA	2,537,978	590,222

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized (gain)/loss on Forward Freight Agreements (FFAs), (gain) / loss on interest rate swaps and loss on write-down of inventory. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swaps, loss on write-down of inventory, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Net income / (loss)	868,312	(2,293,095)
Unrealized (gain) / loss on derivatives	(877,716)	329,047
Loss on write-down of inventory	-	255,200
Adjusted net loss	(9,404)	(1,708,848)
Preferred dividends	(471,114)	(354,826)
Adjusted net loss attributable to common shareholders	(480,518)	(2,063,674)
Adjusted loss per share, basic	(0.21)	(0.91)
Weighted average number of shares, basic	2,244,803	2,267,375
Adjusted loss per share, diluted	(0.21)	(0.91)
Weighted average number of shares, diluted	2,252,427	2,267,375

Adjusted net loss and Adjusted loss per share Reconciliation:

EuroDry Ltd. considers Adjusted net loss to represent net income / (loss) before unrealized (gain) / loss on derivatives and loss on write-down of inventory. Adjusted net loss and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives and loss on write-down of inventory, which may significantly affect results of operations between periods. Adjusted net loss and Adjusted loss per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

Footnotes

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.